811-5206
EXHIBIT 77J

Reclassification   of  Capital   Accounts:   The
Prudential   Natural   Resources   Fund,   Inc.,
accounts   and  reports  for  distributions   to
shareholders  in  accordance with  the  American
Institute   of   Certified  Public  Accountant's
Statement   of  Position  93-2:   Determination,
Disclosure, and Financial Statement Presentation
of  Income, Capital Gain, and Return of  Capital
Distributions   by  Investment  Companies.   The
effect  of  by  applying this statement  was  to
increase   net  investment  loss  and   decrease
accumulated net realized loss on investments  by
$19,942  for foreign currency losses during  the
six   months  ended  November  30,   1999.   Net
investment income, net realized gains and net assets were not affected by this change.